December 16, 2025

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Ms. Madeline Mateo

Re:	Request for Acceleration of Effectiveness Park National Corporation Registration Statement on Form S-4 (File No. 333-291969)

Dear Ms. Mateo:

Pursuant to Rule 461 of the General Rules and Regulations of the United States Securities and Exchange Commission (the “Commission”) promulgated under the Securities Act of 1933, as amended, Park National Corporation hereby respectfully requests that the effectiveness of the above referenced registration statement on Form S-4, File No. 333-291969, as amended, be accelerated by the Commission so that it will become effective at 9:00 a.m. Eastern Time on December 19, 2025, or as soon thereafter as practicable.

Please contact Bradley M. Thompson of Squire Patton Boggs (US) LLP at (513) 361-1238 or bradley.thompson@squirepb.com with any questions you may have. In addition, please notify Mr. Thompson when this request for acceleration has been granted.

Very truly yours,

Park National Corporation

By:	/s/ Brady T. Burt
Name:	Brady T. Burt
Title:	Chief Financial Officer, Secretary and Treasurer

cc:	James J. Barresi Bradley M. Thompson (Squire Patton Boggs (US) LLP)